EXHIBIT 99.1

For Immediate Release 17-18-TR	Date: April 25, 2017

TECK REPORTS UNAUDITED FIRST QUARTER RESULTS FOR 2017

Vancouver, BC – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) reported profit attributable to shareholders of $572 million ($0.99 per share) compared with $94 million ($0.16 per share) a year ago. Adjusted profit attributable to shareholders was $671 million, or $1.16 per share, compared with $18 million, or $0.03 per share in 2016.

“Substantially higher commodity prices had a significant positive effect on our financial results compared with the first quarter of 2016,” said Don Lindsay, President and CEO. “We set a monthly sales record in steelmaking coal in March, as we saw an increase in demand following a slow start to the quarter. We are now through the difficult winter weather and are seeing improvements in service levels from our logistics providers putting us in a strong position for the remainder of the year.”

Highlights and Significant Items

—	Profit attributable to shareholders was $572 million and EBITDA was $1.3 billion in the first quarter. Adjusted profit and adjusted EBTIDA were $671 million and $1.5 billion, respectively.

—	Gross profit was $1.2 billion in the first quarter compared with $155 million a year ago. Gross profit before depreciation and amortization was $1.5 billion in the first quarter compared with $464 million in the first quarter of 2016.

—	Cash flow from operations was $1.3 billion in the first quarter of 2017 compared with $373 million a year ago.

—	The quarterly benchmark price for steelmaking coal for the second quarter of 2017 has yet to be agreed upon due to the impact of Cyclone Debbie on Australian supply. Deliveries to our quarterly priced customers are continuing per contractual commitments. We expect total sales in the second quarter, including spot sales, to be at least 6.8 million tonnes of steelmaking coal.

—	Construction progress on the Fort Hills oil sands project has surpassed 83%, with three of the six major project areas turned over to operations; mining, major site infrastructure and ore preparation. On April 15, 2017, primary extraction became the fourth major area turned over to operations. The project remains on track to produce first oil in late 2017.

All dollar amounts expressed in this news release are in Canadian dollars unless otherwise noted.

Reference:	Greg Waller, Senior Vice President, Investor Relations and Strategic Analysis	604.699.4014

	Marcia Smith, Senior Vice President, Sustainability and External Affairs	604.699.4616

Additional corporate information is available at www.teck.com

—	It has been reported that annual zinc concentrate treatment charges have been agreed to at US$172 per tonne without any price participation, a reduction of approximately US$100 per tonne from 2016 contract terms and represents the lowest treatment charges in history at current prices.

—	In March 2017, we repurchased US$1.0 billion principal amount of our outstanding notes by way of cash tender offer, reducing the balance of our outstanding notes to US$5.1 billion. We recorded a CAD$178 million pre-tax loss on this transaction, including CAD$61 million related to the value of the call option on the 2021 notes.

—	Our liquidity remains strong at over $4.7 billion inclusive of $625 million in cash at April 24, 2017 and US$3.0 billion of undrawn, committed credit facilities. As a result of our recent debt repurchase, we now only have US$122 million of debt due before 2021.

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This management’s discussion and analysis is dated as at April 25, 2017 and should be read in conjunction with the unaudited consolidated financial statements of Teck Resources Limited (“Teck”) and the notes thereto for the three months ended March 31, 2017 and with the audited consolidated financial statements of Teck and the notes thereto for the year ended December 31, 2016. In this news release, unless the context otherwise dictates, a reference to “the company” or “us,” “we” or “our” refers to Teck and its subsidiaries. Additional information, including our Annual Information Form and Management’s Discussion and Analysis for the year ended December 31, 2016, is available on SEDAR at www.sedar.com.

This document contains forward-looking statements. Please refer to the cautionary language under the heading “CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION.”

Overview

Our financial results in the first quarter improved substantially from a year ago primarily due to significantly higher steelmaking coal prices, which almost tripled from a year ago, while copper and zinc prices rose by 25% and 66%, respectively. These higher prices were partly offset by lower production and sales volumes in our steelmaking coal and copper business units. We experienced weak demand for our steelmaking coal in January and February before demand improved in March. In our copper business unit, sales volumes were approximately 20% lower than in the first quarter of 2016, primarily due to lower production from Highland Valley Copper as the mine is currently in a phase of lower grade ore, as anticipated in the mine plan.

Steelmaking coal spot pricing appeared to stabilize in the US$150 to US$160 per tonne range during the first quarter after exceeding US$300 per tonne in November 2016. Before the end of March, however, Cyclone Debbie resulted in supply disruptions in Australia, which have contributed to spot prices for highest grade products moving above US$300 per tonne for the fourth time since 2008. Reports indicate that the rail line that transports the majority of the highest grade products is expected to restart operations at the end of April and a long queue of vessels has formed at the ports, creating a backlog which will require time to normalize.

With the additional profits and cash flow generated from higher commodity prices, we took the opportunity to further strengthen our balance sheet by repurchasing US$1.0 billion principal amount of our outstanding notes in March. In the last eighteen months, we have reduced the principal amount of our outstanding notes by US$2.1 billion and US$5.1 billion of notes remain outstanding at March 31, 2017. Our debt to debt-plus-equity ratio over the same period has declined from 36% to 27%. We may purchase further debt from time to time as opportunities arise.

Construction progress on the Fort Hills oil sands project has surpassed 83%, with three of the six major project areas (mining, ore preparation plant and infrastructure) turned over to operations, with primary extraction turned over to operations on April 15th. All major plant equipment and materials are on-site, and all major vessels and process modules have been installed. Mobilization for operation has begun and the project remains on track to produce first oil in late 2017.

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Profit and Adjusted Profit(1)

Profit attributable to shareholders was $572 million, or $0.99 per share, in the first quarter compared with $94 million, or $0.16 per share in the same period a year ago.

Adjusted profit attributable to shareholders, after adjusting for the items identified in the table below was $671 million, or $1.16 per share, in the first quarter compared with $18 million, or $0.03 per share, in the same period last year. The most significant of these items relates to a loss on the repurchase of our debt at a premium in the first quarter of 2017.

The significant increase in our adjusted profit in the first quarter of 2017 was largely driven by substantially higher realized steelmaking coal prices and, to a lesser extent, higher copper and zinc prices. The higher commodity prices were partly offset by lower sales volumes of steelmaking coal and copper, as well as by higher unit operating costs primarily driven by reduced production levels. In addition, our profit was negatively affected by the weaker U.S./Canadian dollar average exchange rate compared with a year ago.

Profit and Adjusted Profit

	Three months ended March 31,
(CAD$ in millions)	2017	2016
Profit attributable to shareholders	$572	$94
Add (deduct):
Debt repurchase losses	132	–
Debt prepayment option gain	(16)	–
Asset sales and provisions	(8)	(12)
Foreign exchange gains	(10)	(84)
Collective agreement charges	1	10
Tax and other items	–	10
Adjusted profit (1)	$671	$18
Adjusted earnings per share (1)	$1.16	$0.03

Our adjusted EBITDA(1) of $1.47 billion for the first quarter of 2017 ($443 million in 2016) includes these same adjustments applied on a pre-tax basis.

In addition to the items described above, our results include gains and losses due to changes in market prices and interest rates in respect of pricing adjustments, commodity derivatives, share based compensation and changes in the discounted value of decommissioning and restoration costs of closed mines. Taken together, these items resulted in $27 million of after-tax profits ($45 million before tax) in the first quarter, or $0.05 per share. We do not adjust our reported profit for these items as they occur on a regular basis.

Note:
1)	Non-GAAP financial measure. See “Use of Non-GAAP Financial Measures” section for further information.
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FINANCIAL OVERVIEW	Three months ended March 31,
(CAD$ in millions, except per share data)	2017	2016
Revenues and profit
Revenues	$2,894	$1,698
Gross profit before depreciation and amortization (1)	$1,528	$464
Gross profit	$1,187	$155
EBITDA (1)	$1,334	$517
Profit attributable to shareholders	$572	$94

Cash flow
Cash flow from operations	$1,293	$373
Property, plant and equipment expenditures	$356	$298
Capitalized stripping costs	$152	$159
Investments	$39	$22

Balance Sheet
Cash balances	$536	$1,485
Total assets	$34,851	$33,815
Debt, including current portion	$6,884	$9,053

Per share amounts
Profit attributable to shareholders	$0.99	$0.16

PRODUCTION, SALES AND PRICES

Production (000’s tonnes, except steelmaking coal)
Steelmaking coal (millions tonnes)	6.1	6.6
Copper (2)	64	82
Zinc in concentrate	146	175
Zinc - refined	78	79

Sales (000’s tonnes, except steelmaking coal)
Steelmaking coal (millions tonnes)	5.9	6.5
Copper (2)	64	81
Zinc in concentrate	133	129
Zinc - refined	76	78

Average prices and exchange rates
Steelmaking coal (realized US$/tonne)	$213	$75
Steelmaking coal (realized CAD$/tonne)	$283	$102
Copper (LME cash - US$/pound)	$2.65	$2.12
Zinc (LME cash - US$/ pound)	$1.26	$0.76
Average exchange rate (C$ per US$1.00)	$1.32	$1.37

Gross profit margins before depreciation (1)
Steelmaking coal	67%	24%
Copper	38%	38%
Zinc	27%	23%

Notes:
1)	Non-GAAP financial measure. See “Use of Non-GAAP Financial Measures” section for further information.
2)	We include 100% of production and sales from our Quebrada Blanca and Carmen de Andacollo mines in our production and sales volumes, even though we own 76.5% and 90%, respectively, of these operations, because we fully consolidate their results in our financial statements. We include 22.5% of production and sales from Antamina, representing our proportionate equity interest in Antamina.

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BUSINESS UNIT RESULTS

Our revenues, gross profit before depreciation and amortization, and gross profit by business unit are summarized in the table below.

	Three months ended March 31,
(CAD$ in millions)	2017	2016
Revenues
Steelmaking coal	$1,666	$665
Copper	513	479
Zinc	715	554
Energy	–	–
Total	$2,894	$1,698

Gross profit, before depreciation and amortization (1)
Steelmaking coal	$1,128	$159
Copper	195	180
Zinc	205	125
Energy	–	–
Total	$1,528	$464

Gross profit
Steelmaking coal	$980	$7
Copper	43	59
Zinc	164	90
Energy	–	(1)
Total	$1,187	$155

Note:
1)	Non-GAAP financial measure. See “Use of Non-GAAP Financial Measures” section for further information.

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STEELMAKING COAL BUSINESS UNIT
	Three months ended March 31,
(CAD$ in millions)	2017	2016
Steelmaking coal price (realized US$/tonne)	$213	$75
Steelmaking coal price (realized CAD$/tonne)	$283	$102
Production (million tonnes)	6.1	6.6
Sales (million tonnes)	5.9	6.5
Gross profit, before depreciation and amortization	$1,128	$159
Gross profit	$980	$7
Property, plant and equipment expenditures	$51	$11

Performance

Gross profit in the first quarter of 2017 from our steelmaking coal business unit was $980 million compared with $7 million a year ago. Gross profit before depreciation and amortization increased by $969 million from a year ago (see table below) as the benefits of significantly higher realized steelmaking coal prices more than offset lower sales volumes and the effect of higher unit production costs. The average realized steelmaking coal price of US$213 per tonne was US$138 per tonne higher than the first quarter of 2016, reflecting improved steelmaking coal market conditions.

First quarter production of 6.1 million tonnes was 8% lower than the same period a year ago. Low demand early in the first quarter combined with inadequate support from our logistics providers resulted in a lack of on-site storage capacity. This severely restricted coal production despite our efforts to increase it. Customer demand improved substantially in March, which was a record month for sales. Unit production costs in the first quarter rose by $13 per tonne to $56 per tonne compared with a year ago, partly due to the effect of the lower production and higher costs incurred in the quarter. With stronger demand and improved logistics chain performance, we continue to expect that our unit costs for the second quarter will fall within our previously announced guidance range of $47 to $51 per tonne.

The table below summarizes the year-over-year gross profit changes, before depreciation and amortization, in our steelmaking coal business unit for the quarter:

(CAD$ in millions)	Three months ended March 31,
As reported in first quarter of 2016	$159
Increase (decrease):
Steelmaking coal price realized	1,129
Sales volume	(16)
Unit operating costs	(85)
Inventory write-down recorded in prior year	5
Foreign exchange	(64)
Net increase	969
As reported in current quarter	$1,128

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Property, plant and equipment expenditures totaled $51 million in the first quarter, of which $41 million was spent on sustaining capital. Capitalized stripping costs were $106 million in the first quarter compared with $95 million a year ago.

Markets

We experienced weak sales in January and February as customers had advanced purchases in the fourth quarter of 2016 in anticipation of supply constraints and were drawing down on those inventories during the first quarter of 2017. Sales volumes improved in March, with sales reaching 5.9 million tonnes in the quarter. Just before the end of the quarter, Cyclone Debbie made landfall in Queensland, the steelmaking coal producing region of Australia. The cyclone caused significant damage to critical rail infrastructure resulting in major suppliers in the region declaring force majeure. The disruption pushed spot pricing for the highest grade hard coking coal products above US$300 per tonne for the fourth time since 2008.

The quarterly benchmark price for steelmaking coal for the second quarter of 2017 has yet to be agreed due to the impact of Cyclone Debbie on Australian supply. Deliveries to our quarterly priced customers are continuing in accordance with contractual commitments. Additional sales priced on a spot basis will reflect market conditions as sales are concluded.

Operations

Logistics constraints resulted in reduced steelmaking coal production as mine site clean coal stockpiles reached maximum capacity early in the quarter. Plants were forced to idle as port and rail facilities struggled to provide adequate service. The mines continued to operate through this period although challenging winter weather conditions in southern British Columbia impacted our ability to move planned waste volumes. Higher usage and higher prices for key inputs, both of which were anticipated, resulted in increased total site costs. The higher total costs and lower production resulted in higher unit costs.

Recent performance improvements from our logistics providers and strong sales have resulted in mine site inventories beginning to decrease, restoring required operational flexibility back to the sites. Ultimately, achieving our planned production and sales will depend upon the performance of the rail transportation network and port dumping and loading facilities, which has improved substantially in recent weeks.

Cost of Sales

Operating costs in the first quarter of 2017 rose by $38 million compared with a year ago as we increased spending for contractors and repair parts in order to maximize production. Further, diesel prices, a key input cost, increased nearly 40%. All these factors were anticipated when we set our 2017 guidance. However, the shortfall in clean coal production due to logistics constraints affected our unit costs in the quarter. In combination, these factors resulted in a $13 per tonne increase in site unit cost of sales to $56 per tonne from $43 per tonne a year ago, which was also $6 per tonne above the top of our guidance range. Of the $13 per tonne increase, lower production accounted for $7 per tonne and the remainder related to cost increases in usage and/or price of inputs, which we accounted for in our 2017 guidance.

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The tables below report the components of our unit costs in Canadian and equivalent U.S. dollars.

	Three months ended March 31,
(amounts reported in CAD$ per tonne)	2017	2016
Site cost of sales	$56	$43
Transportation costs	36	34
Inventory write-down	–	1
Unit costs (1) (2)	$92	$78

	Three months ended March 31,
(amounts reported in US$ per tonne)	2017	2016
Site cost of sales	$42	$31
Transportation costs	27	25
Inventory write-down	–	1
Unit costs (1) (2)	$69	$57

Notes:
1)	Non-GAAP financial measure. See “Use of Non-GAAP Financial Measures” section for further information.
2)	Does not include deferred stripping or capital expenditures.

Our total cost of sales for the quarter also included a $13 per tonne charge for the amortization of capitalized stripping costs and $12 per tonne for other depreciation.

Outlook

We are expecting coal sales in the second quarter of 2017 to be at least 6.8 million tonnes. Vessel nominations for quarterly contract shipments are determined by customers and final sales and average prices for the quarter will depend on product mix, market direction for spot priced sales, timely arrival of vessels, as well as the performance of the rail transportation network and port-loading facilities.

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COPPER BUSINESS UNIT
	Three months ended March 31,
(CAD$ in millions)	2017	2016
Copper price (realized – US$/pound)	$2.67	$2.11
Production (000’s tonnes)	64	82
Sales (000’s tonnes)	64	81
Gross profit, before depreciation and amortization	$195	$180
Gross profit	$43	$59
Property, plant and equipment expenditures	$44	$32

Performance

Gross profit from our copper business unit was $43 million compared with $59 million a year ago. Gross profit before depreciation and amortization increased by $15 million in the first quarter compared with a year ago (see table below). This was primarily due to higher realized prices, offset by lower sales volumes and associated higher unit costs. Depreciation and amortization charges rose by $31 million from a year ago primarily related to the effect of our decision to shorten the mine life at Quebrada Blanca.

Copper production declined by 22% from a year ago primarily due to reduced production at Highland Valley Copper as a result of lower ore grades as anticipated in the mine plan and weather impacts in the first quarter. Due to the lower production, our cash unit costs after by-products increased 20% to US$1.55 per pound compared to the same period a year ago. Production was expected to be lower in the first half of 2017, and is anticipated to gradually improve as the year progresses.

The table below summarizes the changes in gross profit, before depreciation and amortization, in our copper business unit for the quarter:

(CAD$ in millions)	Three months ended March 31,
As reported in the first quarter of 2016	$180
Increase (decrease):
Copper price realized	106
Sales volume	(36)
Co-product and by-product contribution	36
Unit operating costs	(80)
Foreign exchange	(11)
Net increase	15
As reported in current quarter	$195

Property, plant and equipment expenditures totaled $44 million, including $19 million for sustaining capital and $22 million for new mine development related to the Quebrada Blanca Phase 2 project. Capitalized stripping costs were $37 million in the first quarter, $12 million lower than a year ago.
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Markets

London Metal Exchange (LME) copper prices averaged US$2.65 per pound in the first quarter of 2017, up 10.5% from the fourth quarter of 2016 and up 25% compared with the first quarter of 2016. Copper prices had been on a downtrend since February 2011, one of the longest recorded downtrends in the copper price. Despite the recent uptick of copper prices, current price averages remain below the long-term inflation adjusted price for copper and below what several analysts believe to be the incentive price required to bring significant new mine production to the market.

Total reported exchange stocks rose 160,000 tonnes during the first quarter to 730,000 tonnes. Total reported global copper exchange stocks are now estimated to be 11.3 days of global consumption, just below the estimated 25 year average of 11.9 days of global consumption.

Copper consumption remains well supported across most regions, however, cathode demand has been negatively affected by an increase in copper scrap availability due to the increased copper price. Chinese demand growth is now projected by Wood Mackenzie to rise 2.2% in 2017. In the Chinese government’s next Five Year Plan, there is a spending focus on infrastructure and the environment and it is estimated by the International Copper Association to increase copper demand by almost 500,000 tonnes per year over the previous Five Year Plan. Wood Mackenzie is forecasting global growth in demand in 2017 at 1.8% compared to 2% in 2016.

Mine production disruptions were again a factor in the market in the first quarter with several large mines facing unplanned interruptions. Longer term, the lack of investments made over the past six years due to the downtrend in copper prices is expected to constrain new mine production growth to the end of this decade.

Operations

Highland Valley Copper

Copper production was significantly reduced in the first quarter at 16,400 tonnes, or 47% lower than a year ago. This was primarily due to lower grades and recoveries as a higher grade phase of the Valley pit was exhausted in 2016 and significantly more lower grade ore from the Lornex pit was processed than in the same period last year. Mill throughput was 9% higher, which partially offset the grade decline. As previously disclosed, ore grades and recoveries are expected to remain lower than in prior years, but are anticipated to gradually improve as the year progresses. Molybdenum production of 1.6 million pounds was 77% higher than a year ago due to higher grades.

Operating costs, before a $7 million inventory writedown, were $117 million in the first quarter, similar to a year ago. However, unit costs rose substantially as a result of the effect of lower production levels.

Our labour agreement at Highland Valley Copper expired at the end of the third quarter of 2016.

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Antamina

Copper production in the first quarter of 89,700 tonnes decreased by 18% compared with a year ago, primarily as a result of lower grades as expected in the mine plan. The mix of mill feed in the quarter was 67% copper-only ore and 33% copper-zinc ore, with 19% more copper-zinc ore processed compared to a year ago. Zinc production of 72,600 tonnes in the first quarter was 30,800 tonnes, or 74% higher than in the same period a year ago, primarily due to significantly higher grades combined with higher recoveries.

Operating costs expensed in the first quarter were 21% higher than a year ago, primarily due to higher copper and zinc sales volumes.

The site was well prepared for the major floods and mud slides that affected Peru during the month of March, with no long term impacts to production expected in 2017.

Carmen de Andacollo

Copper production in the first quarter was 20,400 tonnes, 15% higher than a year ago, primarily as a result of improved grades and a 2.5% increase in mill throughput.

Operating costs declined by US$5 million in the first quarter compared with a year ago, reflecting our continued focus on cost reduction.

Quebrada Blanca

As previously announced in February 2017, the crushing, agglomeration and stacking circuits were halted and all supergene ore mined is now being sent directly to the dump leach circuit resulting in lower site costs, but also less recovery and a longer leaching cycle. Copper production in the first quarter decreased by 22% compared with a year ago to 6,900 tonnes. This is primarily as a result of the change to dump leach-only operation as well as declining grades, consistent with our mine plan.

Operating costs in the first quarter were US$2 million higher than a year ago, primarily as a result of one-time charges related to the significant workforce reduction in connection with the change to dump leach only operation and early settlement of two of three existing labour agreements. Excluding the one-time charges, operating costs declined by US$3 million.

Depreciation and amortization charges increased by $27 million in the first quarter compared with a year ago as a result of the shortened mine life resulting from the change in the mine plan.

Cost of Sales

Unit cash costs of product sold in the first quarter of 2017 as reported in U.S. dollars, before cash margins for by-products, were US$1.86 per pound compared to US$1.38 per pound in the same period a year ago. The higher unit costs were primarily the result of the significant decline in production at Highland Valley Copper as a result of mining lower grade material, and a decline in U.S. dollar exchange rates.

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Cash margin for by-products increased significantly to US$0.31 per pound compared with US$0.09 per pound in the same period a year ago. This was primarily due to higher prices as well as significantly higher sales volumes of zinc from Antamina. The higher by-product credits partially offset the significantly lower copper production in the quarter resulting in unit cash costs for copper, after by-products, of US$1.55 per pound compared to US$1.29 in the same period a year ago.

	Three months ended March 31,
(amounts reported in US$ per pound)	2017	2016
Adjusted cash cost of sales (1)	$1.63	$1.15
Smelter processing charges	0.23	0.23
Total cash unit costs before by-product margins (1)	$1.86	$1.38
Cash margin for by-products (1) (2)	(0.31)	(0.09)
Total cash unit costs after by-product margins (1)	$1.55	$1.29

Notes:
1)	Non-GAAP financial measure. See “Use of Non-GAAP Financial Measures” section for further information.
2)	By-products includes both by-products and co-products.

Copper Development Projects

Quebrada Blanca Phase 2

Project activities during the quarter focused primarily on advancing the Social and Environmental Impact Assessment (SEIA) for part of the regulatory approval process, which is progressing well and as expected. An updated feasibility study, including capital and operating cost estimates and revised reserve and resource estimates for the project, was completed during the quarter as previously announced.

Quebrada Blanca Phase 2 is expected to have an annual production capacity of 300,000 tonnes of copper equivalent production per year for the first five years of mine life, equating to a capital intensity of approximately US$16,000 per annual tonne. A decision to proceed with development would be contingent upon regulatory approvals and market conditions, among other considerations. Given the timeline of the regulatory process, such a decision is not expected before mid-2018.

NuevaUnión

Activities continued to advance the pre-feasibility study in the quarter, including environmental baseline studies and ongoing community engagement with indigenous and non-indigenous communities. Camp refurbishment was completed in early April at the La Fortuna deposit to support our technical drilling campaign which has now commenced. We expect to complete the pre-feasibility study during the fourth quarter of 2017.

Other Copper Projects

In January 2017, we increased our ownership of Compañia Minera Zafranal S.A.C. to 80% through an acquisition of all of the outstanding shares of AQM Copper Inc. not already owned
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by us. Additional drilling and a feasibility study are planned to start in the second quarter of 2017 along with additional community engagement activities, environmental and archaeological studies, and permitting work necessary to prepare and submit an Environmental Impact Assessment.

In March 2017, we launched our Project Satellite initiative, the focus of which is to surface value from five substantial base metals assets - Zafranal, San Nicolás, Galore Creek, Schaft Creek, and Mesaba, all of which are located in stable mining-friendly jurisdictions in the Americas. Our approach is to work with existing and potentially new partners on appropriate and prudently-funded work to advance engineering and design as well as social and environmental activities. Value capture could be achieved through various commercial or development options, including full divestment, further investment by Teck, partnering, vend-in or public offering.

Outlook

We continue to expect 2017 copper production to be in the range of 275,000 to 290,000 tonnes and full year copper unit costs to be in the range of US$1.75 to US$1.85 per pound before margins from by-products and US$1.40 to US$1.50 per pound after by-products.

Full year molybdenum production at Highland Valley Copper is now expected to be lower than previous guidance due to lower than expected ore grades, in the range of 6.0 to 6.5 million pounds contained in concentrate.
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ZINC BUSINESS UNIT
	Three months ended March 31,
(CAD$ in millions)	2017	2016
Zinc price (realized – US$/lb)	$1.26	$0.75
Production (000’s tonnes)
Refined zinc	78	79
Zinc in concentrate (1)	130	165
Sales (000’s tonnes)
Refined zinc	76	78
Zinc in concentrate (1)	115	120
Gross profit before depreciation and amortization	$205	$125
Gross profit	$164	$90
Property, plant and equipment expenditures	$42	$36

Note:
1)	Represents production and sales from Red Dog and Pend Oreille. Excludes co-product zinc production from our copper business unit.

Performance

Gross profit from our zinc business unit was $164 million in the first quarter compared with $90 million a year ago. Gross profit before depreciation and amortization increased by $80 million due primarily to higher zinc prices, partially offset by higher unit operating costs and royalty expense at Red Dog.

Refined zinc production from our Trail Operations in the first quarter was similar to the same period a year ago. At Red Dog, zinc production was 23% lower than a year ago primarily due to lower zinc grade, as well as reduced mill throughput and lower recovery.

The table below summarizes the gross profit change, before depreciation and amortization, in our zinc business unit for the quarter.

(CAD$ in millions)	Three months ended March 31,
As reported in the first quarter of 2016	$125
Increase (decrease):
Zinc price realized	150
Sales volume	(5)
Co-product and by-product contribution	2
Unit operating costs	(22)
Royalties	(38)
Foreign exchange	(7)
Net increase	80
As reported in current quarter	$205

Property, plant and equipment expenditures include $23 million for sustaining capital, which included $16 million at Trail Operations and $3 million at Red Dog.
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Markets

LME zinc prices averaged US$1.26 per pound in the first quarter of 2017, an increase of 10% from last quarter and up 66% from the first quarter a year ago. This is the highest quarterly average for zinc in ten years.

Total reported zinc exchange stocks fell 25,700 tonnes during the quarter to 555,000 tonnes, total exchange stocks are down 155,160 tonnes over the same period last year. Total global reported exchange stocks are estimated at 14.5 days of global consumption, below the 25 year average of 23.5 days. Excess zinc stocks also continue to be drawn down from non-LME warehouses.

Global demand for refined zinc improved in the first quarter of 2017, with galvanized steel production up 4.6% over the same quarter last year according to CRU. In China, CRU estimates that galvanized steel production rose 12% in the first quarter compared with the same period last year. In North America, steel service center inventories are currently below historical average levels and prices for galvanized sheet in North America remains strong at near three year highs. This is in part due to a reduction in the imports of galvanized sheet into the U.S., but also to a pickup in demand from the construction and automotive sectors.

Wood Mackenzie is forecasting an increase in global refined zinc demand in 2017 of 2.1% to 14.6 million tonnes, and that refined zinc production will be limited to a 3% increase, to 14.1 million tonnes, leaving the market in a deficit. With mine production not keeping pace with smelter capacity growth, refined zinc production will again be limited by lack of concentrates, and treatment charges have dropped to historically low levels. As a consequence of the limited availability last year, concentrate stocks were drawn down to critical levels in China and the tightness is now impacting refined production. We remain of the view that zinc prices will remain strong in the short and medium-term.

It has been reported that annual zinc concentrate treatment charges for 2017 have been agreed to at US$172 per tonne, without any price participation. This would be a reduction of approximately US$100 per tonne from current treatment charges and sets them at the lowest level ever relative to the current metal price.

Operations

Red Dog

Mill throughput in the first quarter was 6% lower than a year ago primarily due to poor weather conditions and downtime due to electrical equipment failures. The lower mill throughput combined with significantly lower grade and reduced mill recovery resulted in zinc production declining to 120,500 tonnes compared to 157,100 tonnes in the same period last year. Lead production declined 11% compared to last year as lower mill throughput and recoveries were partially offset by higher lead grade.

During the quarter, ore from the higher-grade Qanaiyaq pit was introduced to supplement declining grade ore from the Aqqaluk pit as planned, however, mill performance was adversely affected as these ores are metallurgically complex, particularly in the early stages of pit development where ores are highly oxidized. For the remainder of 2017 less Qanaiyaq ore will be added to the mill feed mix than originally planned in order to help improve recoveries and
16           Teck Resources Limited 2017 First Quarter News Release

concentrate grades. Qanaiyaq ore is expected to become less oxidized as the pit is deepened, with higher percentages of this higher grade material being added in future years. Qanaiyaq ore has significantly higher grade than the Aqqaluk ore and is planned to be a supplemental feed source for the next 10 years, representing about 15% to 20% of the planned feed mix.

Zinc sales of 105,500 tonnes were slightly ahead of our guidance for the first quarter as smelters continued to accelerate the treatment of inventory due to the general tightness in the global concentrate market. This tightness is reflected in spot treatment charges, which continue to be significantly below annual contract terms. Offsite zinc inventory available for sale as of April 1, 2017 totals 112,000 tonnes of contained metal. Zinc sales volumes in the second quarter of 2017 are estimated to be approximately 80,000 tonnes of contained metal.

Operating costs in the first quarter were US$3 million higher than a year ago due primarily to less stripping costs being capitalized. Capitalized stripping costs were US$7 million in the first quarter compared with US$11 million a year ago due to reduced waste movement as a result of poor winter weather conditions.

Ongoing challenges in treating the higher grade but complex Qanaiyaq ores in the first quarter required a reduction in the amount of the Qanaiyaq ores treated. This adversely affected recoveries and, combined with unplanned downtime in the first quarter, resulted in our revised annual zinc production guidance. Red Dog’s production of contained metal in 2017 is now expected to be in the range of 475,000 to 500,000 tonnes of zinc. We continue to expect 110,000 to 115,000 tonnes of lead metal contained in concentrate for the full year.

A payment in lieu of taxes (PILT) agreement between Teck Alaska and the North West Arctic Borough (the Borough) expired December 31, 2015. Early in 2017, Teck Alaska and the Borough agreed on the terms of a new 10-year PILT agreement. Under the terms contemplated, PILT payments to the Borough, based on the assessed property value of the mine, would increase by approximately US$4 million to between US$14 million and US$18 million per year. In addition, Teck Alaska would make annual payments based on mine profitability to a separate fund aimed at social investment in villages in the region of between US$4 million and US$8 million per year, with US$11 million invested in the first year. This agreement is subject to approvals by the Borough, which are currently progressing, and will not be effective until a definitive PILT agreement and related documents are settled.

Trail Operations

Refined zinc production of 78,200 tonnes in the first quarter was comparable to the same period a year ago as higher feed rates were offset by increases in in-process inventories. Refined lead production was 10% lower than a year ago due to lower lead inputs in the feed mix.

Operating costs in the first quarter of $100 million were $8 million higher than a year ago, primarily as a result of increased energy prices and repair expenses.

Sustaining capital expenditures in the quarter included $9 million for advancing the Number 2 Acid Plant and $7 million for various other small projects.

17           Teck Resources Limited 2017 First Quarter News Release

Pend Oreille

Zinc production during the first quarter of 9,100 tonnes was 10% higher than a year ago due to higher grades and improved recovery.

The current mine plan sustains the operation through to early 2018, although there is still significant potential to extend the mine life. In 2016, we identified highly prospective areas in the currently producing East Mine area and we are continuing a major exploration and drilling program with good success so far.

Outlook

We now expect zinc in concentrate production in 2017, including co-product zinc production from our copper business unit, to be in the range of 590,000 to 615,000 tonnes as a result of lower production at Red Dog.

ENERGY BUSINESS UNIT

Fort Hills Project

Construction of the Fort Hills oil sands project has surpassed 83% completion, with three of the six major project areas (mining, ore preparation plant and infrastructure) turned over to operations. On April 15, 2017, primary extraction became the fourth major area turned over to operations. The remaining construction focus is on utilities and secondary extraction. Shovels, trucks and support mining equipment are mobilizing for operations. At the end of the first quarter, over 60% of operations personnel have been hired.

In the first quarter, our share of capital expenditures was $203 million. Our share of Fort Hills annual 2017 cash expenditures is estimated at $640 million.

Oil production from the first of three secondary extraction units is still expected by the end of 2017. The other two secondary extraction units are scheduled to be completed and commissioned in the first half of 2018, and production is expected to reach 90% of nameplate capacity by the end of 2018. Suncor, as the operator of the Fort Hills project, is also exploring the opportunity to reduce the ramp-up period.

The Fort Hills partners have executed long-term blend service and pipeline transportation agreements for the delivery of diluent from Edmonton to Fort Hills and blended bitumen to Hardisty from Fort Hills. Construction activities for the regional bitumen, diluent and blend pipelines and the East Tank Farm blending facility are nearing completion and will be in service prior to mine start-up.

Each Fort Hills partner will be responsible to meet its diluent blend requirements and to transport and sell its share of diluted bitumen to the market. The development of our comprehensive diluent acquisition and blended bitumen sales strategies is ongoing and we continue to review options to sell diluted bitumen into the North American and overseas markets.
18           Teck Resources Limited 2017 First Quarter News Release

Fort Hills blended bitumen is anticipated to have similar quality characteristics as production recently introduced into the marketplace from other large-scale oil sands mining projects. Our share of Fort Hills production will be marketed through a combination of long and short-term contracts. To this end, we are currently reviewing draft contract provisions with prospective customers. In support of our diverse market access strategy, we have contracted for 425,000 barrels of terminal storage at Hardisty. We will provide an update to our marketing plans mid-2017.

Frontier Energy Project
The regulatory application review of Frontier is continuing with a federal-provincial panel reviewing information filed to date. The regulatory review process is expected to continue through 2017, making 2018 the earliest a federal decision statement is expected for Frontier. Our expenditures on Frontier are limited to supporting this process. We are evaluating the future project schedule and development options as part of our ongoing capital review and prioritization process.

Wintering Hills Wind Power Facility
The previously announced sale of our 49% interest in the Wintering Hills Wind Power Facility to IKEA Canada for $58.6 million closed on March 1, 2017.

OTHER OPERATING INCOME AND EXPENSES

Other operating income, net of other expense, was $12 million in the first quarter compared with $10 million a year ago. The most significant of these items were positive pricing adjustments of $38 million and $46 million of commodity derivative gains. The commodity derivative gains result from our short-term zinc and lead positions and from derivatives embedded in our gold and silver streaming agreements. This compares with $27 million of positive pricing adjustments and $35 million of commodity derivative gains last year.

The table below outlines our outstanding receivable positions, provisionally valued at March 31, 2017 and December 31, 2016.

	Outstanding at		Outstanding at
	March 31, 2017		December 31, 2016
(payable pounds in millions)	Pounds	US$/lb	Pounds	US$/lb
Copper	131	2.66	114	2.50
Zinc	123	1.27	231	1.17

Our finance expense of $79 million in the first quarter decreased by $17 million from a year ago. Our finance expense includes the interest expense on our debt, finance fees and amortization, interest components of our pension obligations and accretion on our decommissioning and restoration provisions, less any interest that we capitalize against our development projects. Although we have reduced our debt balances from a year ago, our debt interest expense remained similar to a year ago as the debt we have issued over the past 18 months yields a higher effective interest rate than the debt we extinguished. The primary reason for the
19           Teck Resources Limited 2017 First Quarter News Release

decrease in our finance expense was due to a higher amount of interest capitalized against our development projects, mainly Fort Hills and Quebrada Blanca Phase 2, reflecting our increased investment and carrying values of both of these projects compared with a year ago.

Non-operating expenses in the first quarter of 2017 totaled $145 million, which included a $178 million loss on the repurchase of our debt partly offset by foreign exchange gains of $12 million and a $21 million gain on the revaluation of our call options on certain long-term debt notes as our credit spread declined in the quarter. In the first quarter last year, we recorded non-operating income of $90 million primarily related to foreign exchange gains.

Income and resource taxes for the first quarter were $345 million, or 37% of pre-tax profits. This rate is higher than the Canadian statutory rate of 26% as a result of resource taxes, higher rates in foreign jurisdictions, and a lower tax recovery rate in respect of the loss on debt repurchases. Due to available tax pools, we are currently shielded from cash income taxes, but not resource taxes, in Canada. We remain subject to cash taxes in foreign jurisdictions.

FINANCIAL POSITION AND LIQUIDITY

Our financial position and liquidity remains strong. Our debt position, net debt, and credit ratios are summarized in the table below:

	March 31,	December 31,
	2017	2016

Term notes	$5,107	$6,141
Unamortized fees and discounts	(43)	(50)
Other	112	122
Total debt (US$ in millions)	$5,176	$6,213

Canadian $ equivalent (1)	6,884	8,343
Less cash balances	(536)	(1,407)
Net debt	$6,348	$6,936

Debt to debt-plus-equity ratio (2) (3)	27%	32%
Net-debt to net-debt-plus-equity ratio (2)	26%	28%
Average interest rate	5.7%	5.7%

Notes:
1)	Translated at period end exchange rates.
2)	Non-GAAP financial measure. See “Use of Non-GAAP Financial Measures” section for further information.
3)	Our revolving credit facility requires us to maintain a debt to debt-plus-equity ratio not greater than 50%.

In the first quarter of 2017, we retired US$1.0 billion of our term notes pursuant to cash tender offers. As a result, the principal balance of our public notes is now US$5.1 billion. At March 31, 2017 our debt to debt-plus-equity ratio was 27%.
20           Teck Resources Limited 2017 First Quarter News Release

Our committed credit facilities are our US$3.0 billion revolving credit facility maturing July 2020 and our US$1.2 billion revolving credit facility maturing June 2019.

As at March 31, 2017, there were no amounts outstanding under the US$3.0 billion facility and US$910 million of letters of credit were outstanding under the US$1.2 billion facility. Of those letters of credit, an aggregate of US$672 million were issued in respect of long-term power purchase agreements for the Quebrada Blanca Phase 2 project and $167 million in respect of long-term transport service agreements for our share of the Fort Hills project. The remainder relates to reclamation obligations for our Red Dog mine.

We also have various other credit facilities and arrangements that secure our reclamation obligations in the amount of approximately $1.9 billion.

We may be required to post additional security in respect of reclamation at our sites in future periods as regulatory requirements change and closure plans are updated.

Operating Cash Flow

Cash flow from operations was $1.3 billion in the first quarter compared with $373 million a year ago with the increase primarily due to substantially higher steelmaking coal prices.

Investing Activities

Expenditures on property, plant and equipment were $356 million in the first quarter, including $203 million of new mine development for the Fort Hills oil sands project, $94 million on sustaining capital and $11 million on major enhancement projects. The largest components of sustaining expenditures were $41 million at our steelmaking coal operations, $16 million at our Trail Operations and $10 million each at Antamina and Fort Hills. Included in new mine development was our $17 million land acquisition of the Teena/Reward zinc property.

Capitalized production stripping costs were $152 million in the first quarter compared with $159 million a year ago. The majority of this item represents the advancement of pits for future production at our steelmaking coal mines.

The table below summarizes our year-to-date capital spending for 2017:

($ in millions)	Sustaining	Major Enhancement	New Mine Development	Sub-total	Capitalized Stripping	Total

Steelmaking coal	$41	$10	$–	$51	$106	$157
Copper	19	–	25	44	37	81
Zinc	23	1	18	42	9	51
Energy	10	–	208	218	–	218
Corporate	1	–	–	1	–	1
	$94	$11	$251	$356	$152	$508

21           Teck Resources Limited 2017 First Quarter News Release

Financing Activities

In March we purchased US$1.0 billion aggregate principal of our outstanding notes for a total cost of CAD$1.45 billion, funded from cash on hand. We also repaid US$34 million of notes that matured in January. Our debt maturities are set out in Note 5 to our interim financial statements and show that debt maturing before 2021 has been reduced to US$122 million.

Debt interest and finance charges paid were $176 million in the first quarter compared with $209 million a year ago.

OUTLOOK

Prices for our key commodities have recently improved and are contributing additional revenue and cash flows. At the end of March, Cyclone Debbie damaged rail infrastructure in Queensland, the steelmaking coal region in Australia and one of the world’s main sources for this raw material. These supply disruptions have pushed spot prices for highest grade products above US$300 per tonne for the fourth time since 2008. Reports indicate that three of the rail lines which were closed by the cyclone restarted operations during the week of April 10, and the rail line which transports the majority of the highest grade products is expected to restart in late April. A long queue of vessels has formed at the ports, creating a backlog which will require time to normalize. We expect that steelmaking coal prices will correct once supply returns. In addition, contributing to the volatility in steelmaking coal prices were changes in the Chinese government’s working day policy for coal mines. Future changes in that policy, or other Chinese government action, may have a significant positive or negative effect on steelmaking coal prices. Commodity markets have historically been volatile and prices can change rapidly, which we have seen recently with the sharp rise and fall in steelmaking coal prices since the third quarter of 2016, and customers can alter shipment plans. This volatility can have a substantial effect on our business.

Foreign Exchange and Debt Revaluation

The sales of our products are denominated in U.S. dollars, while a significant portion of our expenses are incurred in local currencies, particularly the Canadian dollar and the Chilean peso. Foreign exchange fluctuations can have a significant effect on our operating margins, unless such fluctuations are offset by related changes to commodity prices.

Our U.S. dollar denominated debt is subject to revaluation based on changes in the Canadian/U.S. dollar exchange rate. As at March 31, 2017, $4.8 billion of our U.S. dollar denominated debt is designated as a hedge against our foreign operations that have a U.S. dollar functional currency. As a result, any foreign exchange gains or losses arising on that amount of our U.S. dollar debt are recorded in other comprehensive income, with the remainder being charged to profit.

FINANCIAL INSTRUMENTS AND DERIVATIVES

We hold a number of financial instruments and derivatives which are recorded on our balance sheet at fair value with gains and losses in each period included in other comprehensive income and profit for the period as appropriate. The most significant of these instruments are
22           Teck Resources Limited 2017 First Quarter News Release

marketable securities, metal-related forward contracts including those embedded in our silver and gold streaming agreements, and settlements receivable and payable, and prepayment rights on certain long-term debt notes. Some of our gains and losses on metal-related financial instruments are affected by smelter price participation and are taken into account in determining royalties and other expenses. All are subject to varying rates of taxation depending on their nature and jurisdiction.

QUARTERLY PROFIT AND CASH FLOW

(in millions, except for share data)	2017	2016				2015
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Revenue	$2,894	$3,557	$2,305	$1,740	$1,698	$2,135	$2,101	$1,999	$2,024

Gross profit	1,187	1,577	452	212	155	281	339	311	348

EBITDA (1)	1,334	1,561	804	468	517	(269)	(2,506)	596	546

Profit (loss) attributable to shareholders	572	697	234	15	94	(459)	(2,146)	63	68

Basic earnings (loss) per share	$0.99	$1.21	$0.41	$0.03	$0.16	$(0.80)	$(3.73)	$0.11	$0.12

Diluted earnings (loss) per share	$0.97	$1.19	$0.40	$0.03	$0.16	$(0.80)	$(3.73)	$0.11	$0.12

Cash flow from operations	$1,293	$1,490	$854	$339	$373	$693	$560	$335	$374

Note:
1)	Non-GAAP financial measure. See “Use of Non-GAAP Financial Measures” section for further information.

ADOPTION OF NEW ACCOUNTING STANDARDS AND ACCOUNTING DEVELOPMENTS

New IFRS pronouncements that have been issued but are not yet effective are listed below. We plan to apply the new standards or interpretations in the annual period for which they are first required.

Revenue from Contracts with Customers

In May 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers (IFRS 15) as a result of a joint revenue project with the Financial Accounting Standards Board (FASB).

The new revenue standard introduces a single principles-based five-step model for the recognition of revenue when control of goods is transferred to, or a service is performed, for the customer. The five steps are to: identify the contract(s) with the customer, identify the performance obligations in the contract, determine the transaction price, allocate the transaction price, and recognize revenue when the performance obligation is satisfied. IFRS 15 also requires enhanced disclosures about revenue to help investors better understand the nature, amount, timing and uncertainty of revenue and cash flows from contracts with customers.

The standard initially had an effective date of January 1, 2017 but was subsequently deferred by one year to January 1, 2018. Early application of IFRS 15 is still permitted. We are currently assessing the effect of this standard on our financial statements. As at March 31, 2017, we have
23           Teck Resources Limited 2017 First Quarter News Release

completed initial information gathering and scoping of the project. We have commenced our analysis of this information to determine what, if any, effect IFRS 15 will have on our financial statements.

Financial Instruments

IFRS 9, Financial Instruments (IFRS 9), addresses the classification, measurement and recognition of financial assets and financial liabilities. The July 2014 publication of IFRS 9 is the completed version of the standard, replacing earlier versions of IFRS 9 and superseding the guidance relating to the classification and measurement of financial instruments in IAS 39, Financial Instruments: Recognition and Measurement (IAS 39).

IFRS 9 requires financial assets to be classified into three measurement categories on initial recognition: those measured at fair value through profit and loss, those measured at fair value through other comprehensive income and those measured at amortized cost. Investments in equity instruments are required to be measured by default at fair value through profit or loss. However, there is an irrevocable option for each equity instrument to present fair value changes in other comprehensive income. Measurement and classification of financial assets is dependent on the entity’s business model for managing the financial assets and the contractual cash flow characteristics of the financial asset. For financial liabilities, the standard retains most of the IAS 39 requirements. The main change is that, in cases where the fair value option is taken for financial liabilities, the part of a fair value change relating to an entity’s own credit risk is recorded in other comprehensive income rather than the income statement, unless this creates an accounting mismatch.

IFRS 9 introduces a new three-stage expected credit loss model for calculating impairment for financial assets. IFRS 9 no longer requires a triggering event to have occurred before credit losses are recognized. An entity is required to recognize expected credit losses when financial instruments are initially recognized and to update the amount of expected credit losses recognized at each reporting date to reflect changes in the credit risk of the financial instruments. In addition, IFRS 9 requires additional disclosure requirements about expected credit losses and credit risk.

The new hedge accounting model in IFRS 9 aligns hedge accounting with risk management activities undertaken by an entity. Components of both financial and non-financial items will now be eligible for hedge accounting, as long as the risk component can be identified and measured. The hedge accounting model includes eligibility criteria that must be met, but these criteria are based on an economic assessment of the strength of the hedging relationship. New disclosure requirements relating to hedge accounting will be required and are meant to simplify existing disclosures. The IASB currently has a separate project on macro hedging activities and until the project is completed, the IASB has provided a policy choice for entities to either apply the hedge accounting model in IFRS 9 or IAS 39 in full. Additionally, there is a hybrid option to use IAS 39 to account for macro hedges only and to use IFRS 9 for all other hedges.

The completed version of IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. We are currently assessing the effect of this standard and its related amendments on our financial statements. As at March 31, 2017, we have completed initial scoping of the project and will commence information gathering and analysis in the second quarter to determine what, if any, effect IFRS 9 will have on our financial statements.
24           Teck Resources Limited 2017 First Quarter News Release

OUTSTANDING SHARE DATA

Subsequent to quarter end, approximately 1.6 million Class A common shares were tendered for conversion into the same number of Class B subordinate shares pursuant to the conversion right in the share conditions. As at April 24, 2017 there were 569.9 million Class B subordinate voting shares and 7.8 million Class A common shares outstanding. In addition, there were approximately 24 million stock options outstanding with exercise prices ranging between $4.15 and $58.80 per share. More information on these instruments and the terms of their conversion is set out in Note 21 of our 2016 audited financial statements.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. There have been no significant changes in our internal controls during the quarter ended March 31, 2017 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

SIGNIFICANT ACCOUNTING ESTIMATES

In preparing consolidated financial statements, management makes estimates that affect the reported amounts of assets, liabilities, revenue and expenses across all reportable segments. Management makes estimates that are believed to be reasonable under the circumstances. Our estimates are based on historical experience and other factors we consider to be reasonable, including expectations of future events. Critical accounting estimates are those that could affect the consolidated financial statements materially, are highly uncertain and where changes are reasonably likely to occur from period to period. Our critical accounting estimates that have a risk of resulting in a material adjustment to the carrying amounts of assets and liabilities within the next year include the recoverable amounts of long-lived assets, fair value of embedded derivatives associated with streaming transactions, estimated recoverable reserves and resources and the valuation of other assets and liabilities such as decommissioning and restoration provisions and the accounting for income taxes. These critical accounting estimates are consistent with those outlined in more detail in our 2016 annual consolidated financial statements and Management’s Discussion and Analysis.

25           Teck Resources Limited 2017 First Quarter News Release

REVENUES AND GROSS PROFIT

Our revenue and gross profit by business unit are summarized in the tables below:

	Three months ended March 31,
(Teck’s share in CAD$ millions)	2017	2016
REVENUES
Steelmaking coal	$1,666	$665

Copper
Highland Valley Copper	139	202
Antamina	192	125
Quebrada Blanca	54	58
Carmen de Andacollo	128	94
	513	479

Zinc
Trail Operations	576	467
Red Dog	246	151
Pend Oreille	25	15
Other	2	2
Inter-segment sales	(134)	(81)
	715	554
TOTAL REVENUES	$2,894	$1,698

GROSS PROFIT (LOSS)
Steelmaking coal	$980	$7

Copper
Highland Valley Copper	(40)	38
Antamina	106	52
Quebrada Blanca	(54)	(22)
Carmen de Andacollo	33	(8)
Other	(2)	(1)
	43	59

Zinc
Trail Operations	47	34
Red Dog	121	64
Pend Oreille	(4)	(7)
Other	–	(1)
	164	90
Energy	–	(1)
TOTAL GROSS PROFIT	$1,187	$155
26           Teck Resources Limited 2017 First Quarter News Release

COST OF SALES SUMMARY

Our cost of sales information by business unit is summarized in the tables below:

	Three months ended March 31,
(Teck’s share in CAD$ millions)	2017	2016

OPERATING COSTS
Steelmaking coal	$322	$284

Copper
Highland Valley Copper	124	113
Antamina	51	42
Quebrada Blanca	48	47
Carmen de Andacollo	69	78
Other	2	1
	294	281

Zinc
Trail Operations	100	92
Red Dog	41	39
Pend Oreille	21	19
Other	2	3
	164	153
Energy	–	–
Total operating costs	$780	$718

TRANSPORTATION COSTS
Steelmaking coal	$211	$220

Copper
Highland Valley Copper	6	8
Antamina	5	4
Quebrada Blanca	1	1
Carmen de Andacollo	7	5
	19	18
Zinc
Trail Operations	37	35
Red Dog	22	22
Pend Oreille	–	–
	59	57
Total transportation costs	$289	$295
CONCENTRATE PURCHASES
Trail Operations	$372	$287
Inter-segment purchases	(134)	(81)
Total concentrate purchases	$238	$206
27           Teck Resources Limited 2017 First Quarter News Release

COST OF SALES SUMMARY, continued

	Three months ended March 31,
(Teck’s share in CAD$ millions)	2017	2016

ROYALTY COSTS
Steelmaking coal	$5	$2

Copper
Antamina	5	–

Zinc
Red Dog	49	13
Total royalty costs	$59	$15

DEPRECIATION AND AMORTIZATION
Steelmaking coal	$148	$152

Copper
Highland Valley Copper	49	43
Antamina	25	27
Quebrada Blanca	59	32
Carmen de Andacollo	19	19
	152	121

Zinc
Trail Operations	20	19
Red Dog	13	13
Pend Oreille	8	3
	41	35
Energy	–	1
Total depreciation and amortization	$341	$309
TOTAL COST OF SALES	$1,707	$1,543

28           Teck Resources Limited 2017 First Quarter News Release

CAPITALIZED STRIPPING COSTS

	Three months ended March 31,
(Teck’s share in CAD$ millions)	2017	2016

Steelmaking coal	$106	$95

Copper
Highland Valley Copper	17	21
Antamina	20	27
Quebrada Blanca	–	–
Carmen de Andacollo	–	1
	37	49
Zinc
Red Dog	9	15
Total	$152	$159
29           Teck Resources Limited 2017 First Quarter News Release

PRODUCTION AND SALES STATISTICS

Production statistics for each of our operations are presented in the tables below. Operating results are on a 100% basis.
	Three months ended March 31,
Steelmaking coal	2017	2016

Waste production (million BCM’s)	60.4	69.1
Clean coal production (million tonnes)	6.1	6.6

Clean coal strip ratio (waste BCM’s/coal tonnes)	9.8:1	10.0:1
Sales (million tonnes)	5.9	6.5

Highland Valley Copper

Tonnes mined (000's)	28,181	27,275
Tonnes milled (000's)	12,508	11,452

Copper
Grade (%)	0.19	0.31
Recovery (%)	69.6	86.0
Production (000's tonnes)	16.4	30.8
Sales (000's tonnes)	17.7	33.9
Molybdenum
Production (million pounds)	1.6	0.9
Sales (million pounds)	1.6	0.9

Antamina

Tonnes mined (000's)	55,771	55,183
Tonnes milled (000's)
Copper-only ore	7,981	9,080
Copper-zinc ore	3,974	3,334

	11,955	12,414
Copper (1)
Grade (%)	0.88	1.02
Recovery (%)	87.7	88.7
Production (000's tonnes)	89.7	108.9
Sales (000's tonnes)	92.7	90.1

Zinc (1)
Grade (%)	2.09	1.54
Recovery (%)	88.4	83.2
Production (000's tonnes)	72.6	41.8
Sales (000's tonnes)	83.2	42.4

Molybdenum
Production (million pounds)	0.2	1.5
Sales (million pounds)	–	1.2

Note:
(1)	Copper ore grades and recoveries apply to all of the processed ores. Zinc ore grades and recoveries apply to copper-zinc ores only.

30           Teck Resources Limited 2017 First Quarter News Release

PRODUCTION AND SALES STATISTICS, continued

	Three months ended March 31,
Quebrada Blanca	2017	2016

Tonnes mined (000's)	3,127	3,454
Tonnes placed (000's)
Heap leach ore	622	1,281
Dump leach ore	1,532	309
	2,154	1,590
Grade (SCu%) (1)
Heap leach ore	0.41	0.52
Dump leach ore	0.30	0.17

Production (000's tonnes)
Heap leach ore	4.4	5.5
Dump leach ore	2.5	3.3
	6.9	8.8

Sales (000's tonnes)	7.0	9.0

Note:
(1)	For heap leach and dump leach operations, copper grade is reported as % soluble copper (SCu%) rather than % total copper.

Carmen de Andacollo

Tonnes mined (000’s)	6,731	7,464
Tonnes milled (000’s)	4,412	4,304
Copper
Grade (%)	0.50	0.44
Recovery (%)	89.2	89.7
Production (000’s tonnes)	19.6	16.9
Sales (000’s tonnes)	17.9	17.0

Gold (1)
Production (000’s ounces)	14.6	13.6
Sales (000’s ounces)	10.7	12.2

Copper cathode
Production (000’s tonnes)	0.8	0.9
Sales (000’s tonnes)	0.7	0.7

Note:
(1)	Carmen de Andacollo processes 100% of gold mined, 100% of the gold produced is for the account of Royal Gold, Inc. until 900,000 ounces have been delivered, and 50% thereafter.

31           Teck Resources Limited 2017 First Quarter News Release

PRODUCTION AND SALES STATISTICS, continued

	Three months ended March 31,
Trail Operations	2017	2016

Concentrate treated (000’s tonnes)
Zinc	149	138
Lead	42	47
Metal production
Zinc (000's tonnes)	78.2	78.6
Lead (000's tonnes)	23.8	26.5
Silver (million ounces)	5.7	6.0
Gold (000's ounces)	9.0	13.4

Metal sales
Zinc (000's tonnes)	75.7	77.5
Lead (000's tonnes)	23.6	23.6
Silver (million ounces)	5.7	5.9
Gold (000's ounces)	8.6	15.2

Red Dog

Tonnes mined (000's)	2,829	3,625
Tonnes milled (000's)	1,019	1,082
Zinc
Grade (%)	14.7	17.4
Recovery (%)	80.3	83.3
Production (000's tonnes)	120.5	157.1
Sales (000's tonnes)	105.5	111.2
Lead
Grade (%)	5.5	5.2
Recovery (%)	51.6	57.8
Production (000's tonnes)	28.9	32.3
Sales (000's tonnes)	–	–

Pend Oreille

Tonnes mined (000's)	191	191
Tonnes milled (000's)	142	177
Zinc
Grade (%)	7.3	5.5
Recovery (%)	88.4	86.2
Production (000's tonnes)	9.1	8.3
Sales (000's tonnes)	9.1	8.5
Lead
Grade (%)	1.8	1.1
Recovery (%)	73.2	61.7
Production (000's tonnes)	1.9	1.2
Sales (000's tonnes)	1.8	1.3

32           Teck Resources Limited 2017 First Quarter News Release

USE OF NON-GAAP FINANCIAL MEASURES

Our financial results are prepared in accordance with International Financial Reporting Standards (IFRS). This document refers to adjusted profit, adjusted earnings per share, EBITDA, adjusted EBITDA, gross profit before depreciation and amortization, gross profit margins before depreciation, cash unit costs, adjusted cash costs of sales, cash margins for by-products, adjusted revenue, net debt, debt to debt-plus-equity ratio, and the net debt to net debt-plus-equity ratio, which are not measures recognized under IFRS in Canada and do not have a standardized meaning prescribed by IFRS or Generally Accepted Accounting Principles (GAAP) in the United States.

For adjusted profit, we adjust profit attributable to shareholders as reported to remove the effect (after taxes) of certain types of transactions that in our judgment are not indicative of our normal operating activities or do not necessarily occur on a regular basis. EBITDA is profit attributable to shareholders before net finance expense, income and resource taxes, and depreciation and amortization. Adjusted EBITDA is EBITDA before the pre-tax effect of the adjustments that we make to profit attributable to shareholders described above. These adjustments to profit attributable to shareholders and EBITDA highlight items and allow us and readers to analyze the rest of our results more clearly. We believe that disclosing these measures assist readers in understanding the ongoing cash generating potential of our business in order to provide liquidity to fund working capital needs, service outstanding debt, fund future capital expenditures and investment opportunities, and pay dividends.

Gross profit before depreciation and amortization is gross profit with the depreciation and amortization expense added back. Gross profit margins before depreciation are gross profit before depreciation and amortization, divided by revenue for each respective business unit.

Unit costs are calculated by dividing the cost of sales for the principal product by sales volumes. We include this information as it is frequently requested by investors and investment analysts who use it to assess our cost structure and margins and compare it to similar information provided by many companies in our industry.

We sell both copper concentrates and refined copper cathodes. The price for concentrates sold to smelters is based on average London Metal Exchange prices over a defined quotational period, from which processing and refining deductions are made. In addition, we are paid for an agreed percentage of the copper contained in concentrates, which constitutes payable pounds. Adjusted revenue excludes the revenue from co-products and by-products, but adds back the processing and refining allowances to arrive at the value of the underlying payable pounds of copper. Readers may compare this on a per unit basis with the price of copper on the LME.

Adjusted cash cost of sales for our steelmaking coal operations is defined as the cost of the product as it leaves the mine excluding depreciation and amortization charges. Adjusted cash cost of sales for our copper operations is defined as the cost of the product delivered to the port of shipment, excluding depreciation and amortization charges. It is common practice in the industry to exclude depreciation and amortization as these costs are ‘non-cash’ and discounted cash flow valuation models used in the industry substitute expectations of future capital spending for these amounts. In order to arrive at adjusted cash costs of sales for copper we also deduct the costs of by-products and co-products. Total cash unit costs include the smelter and refining allowances added back in determining adjusted revenue. This presentation allows a comparison of unit costs, including smelter allowances, to the underlying price of copper in
33           Teck Resources Limited 2017 First Quarter News Release

order to assess the margin. Unit costs, after deducting co-product and by-product margins, are also a common industry measure. By deducting the co- and by-product margin per unit of the principal product, the margin for the mine on a per unit basis may be presented in a single metric for comparison to other operations. Readers should be aware that this metric, by excluding certain items and reclassifying cost and revenue items, distorts our actual production costs as determined under GAAP.

Net debt is total debt less cash and cash equivalents. The debt to debt-plus-equity ratio takes total debt as reported and divides that by the sum of total debt plus total equity. The net debt to net debt-plus-equity ratio is net debt divided by the sum of net debt plus total equity, expressed as a percentage. These measures are disclosed as we believe they provide readers with information that allows them to assess our credit capacity and the ability to meet our short and long-term financial obligations.

The measures described above do not have standardized meanings under IFRS, may differ from those used by other issuers, and may not be comparable to such measures as reported by others. These measures have been derived from our financial statements and applied on a consistent basis as appropriate. We disclose these measures because we believe they assist readers in understanding the results of our operations and financial position and are meant to provide further information about our financial results to investors. These measures should not be considered in isolation or used in substitute for other measures of performance prepared in accordance with IFRS.

Reconciliation of Earnings per share to Adjusted Earnings per share

	Three months ended March 31,
(Per share amounts)	2017	2016

Earnings per share	$0.99	$0.16
Add (deduct):
Debt repurchase losses	0.23	–
Debt prepayment option gain	(0.03)	–
Asset sales and provisions	(0.01)	(0.02)
Foreign exchange gains	(0.02)	(0.15)
Collective agreement charges	–	0.02
Tax and other items	–	0.02
Adjusted earnings per share	$1.16	$0.03

34           Teck Resources Limited 2017 First Quarter News Release

Reconciliation of EBITDA and Adjusted EBITDA

	Three months ended March 31,
(CAD$ in millions)	2017	2016

Profit attributable to shareholders	$572	$94
Finance expense net of finance income	76	88
Provision for income taxes	345	26
Depreciation and amortization	341	309
EBITDA	$1,334	$517

Add (deduct):
Debt repurchase losses	178	–
Debt prepayment option gain	(21)	–
Asset sales and provisions	(11)	(16)
Foreign exchange gains	(12)	(88)
Collective agreement charges	2	15
Tax and other items	–	15
Adjusted EBITDA	$1,470	$443

Reconciliation of Gross Profit Before Depreciation and Amortization

	Three months ended March 31,
(CAD$ in millions)	2017	2016

Gross profit	$1,187	$155
Depreciation and amortization	341	309

Gross profit before depreciation and amortization	$1,528	$464

Reported as:
Steelmaking coal	$1,128	$159

Copper
Highland Valley Copper	9	81
Antamina	131	79
Quebrada Blanca	5	10
Carmen de Andacollo	52	11
Other	(2)	(1)
	195	180

Zinc
Trail Operations	67	53
Red Dog	134	77
Pend Oreille	4	(4)
Other	–	(1)
	205	125

Energy	–	–
Gross profit before depreciation and amortization	$1,528	$464

35           Teck Resources Limited 2017 First Quarter News Release

Steelmaking Coal Unit Cost Reconciliation

	Three months ended March 31,
(CAD$ in millions, except where noted)	2017	2016

Cost of sales as reported	$686	$658
Less:
Transportation	(211)	(220)
Depreciation and amortization	(148)	(152)
Inventory write-downs	–	(5)
Adjusted cash cost of sales	$327	$281
Tonnes sold (millions)	5.9	6.5

Per unit costs - CAD$/tonne
Adjusted cash cost of sales	$56	$43
Transportation	36	34
Inventory write-downs	–	1
Cash unit costs - CAD$/tonne	$92	$78

US$ AMOUNTS
Average exchange rate (CAD$ per US$1.00)	$1.32	$1.37
Per unit costs - US$/tonne (1)
Adjusted cash cost of sales	$42	$31
Transportation	27	25
Inventory write-downs	–	1
Cash unit costs - US$/tonne	$69	$57

Note:
(1)	Average period exchange rates are used to convert to US$/tonne equivalent.

36           Teck Resources Limited 2017 First Quarter News Release

Copper Unit Cost Reconciliation

	Three months ended March 31,
(CAD$ in millions, except where noted)	2017	2016

Revenue as reported	$513	$479
By-product revenue (A) (1)	(70)	(32)
Smelter processing charges	41	55
Adjusted revenue	$484	$502

Cost of sales as reported	$470	$420
Less:
Depreciation and amortization	(152)	(121)
Inventory write-downs	(7)	–
Collective agreement charges	(2)	(15)
By-product cost of sales (B) (1)	(13)	(10)
Adjusted cash cost of sales	$296	$274
Payable pounds sold (millions) (C)	137.0	173.0

Adjusted per unit cash costs – CAD$/pound
Adjusted cash cost of sales	$2.16	$1.58
Smelter processing charges	0.30	0.32
Total cash unit costs – CAD$/pound (D)	$2.46	$1.90

Cash margin for by-products – CAD$/pound ((A – B)/C) (1)	$(0.42)	$(0.13)
Net cash unit cost CAD$/pound (2)	$2.04	$1.77

US$ AMOUNTS
Average exchange rate (CAD$ per US$1.00) (E)	$1.32	$1.37

Adjusted per unit costs – US$/pound (3)
Adjusted cash cost of sales	$1.63	$1.15
Smelter processing charges	0.23	0.23
Total cash unit costs – US$/pound (1)	$1.86	$1.38

Cash margin for by-products – US$/pound	$(0.31)	$(0.09)
Net cash unit costs – US$/pound	$1.55	$1.29

Notes:
(1)	By-products includes both by-products and co-products. By-product costs of sales also includes cost recoveries associated with our streaming transactions.
(2)	Net unit cost cash cost of principal product after deducting co-product and by-product margins per unit of principal product and excluding depreciation and amortization.
(3)	Average period exchange rates are used to convert to US$/lb equivalent.
37           Teck Resources Limited 2017 First Quarter News Release

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This news release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to in this news release as “forward-looking statements”). All statements other than statements of historical fact are forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Teck to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These forward-looking statements, including under the headings “Outlook,” that appear in this release, include estimates, forecasts, and statements as to management’s expectations with respect to, among other things, anticipated cost and production forecasts at our business units and individual operations and expectation that we will meet our production guidance, sales volume and selling prices for our products (including settlement of steelmaking coal contracts with customers), our expectation of improved coal logistics chain performance and demand and coal per unit costs, capital expenditure guidance, plans and expectations for our development projects, the targeted capital cost and mine life of Quebrada Blanca Phase 2, expected production, production capacity of Quebrada Blanca Phase 2, and the estimated key project operating parameters and project economics of that project, expectation that grades at Highland Valley Copper will improve, the potential to extend the Pend Oreille mine life beyond early 2018, the expected amount that PILT payments would increase by if the Borough approves the arrangement with Teck Alaska, the impact of currency exchange rates, the expected timing and amount of production at the Fort Hills oil sands project, total Fort Hills project capital costs, the expected amount and timing of Teck’s share of costs, the timing of completion and commissioning of the secondary extraction units, the expected average production rate and timing of achieving 90% of the expected production rate and demand and market outlook for commodities. These forward-looking statements involve numerous assumptions, risks and uncertainties and actual results may vary materially.

These statements are based on a number of assumptions, including, but not limited to, assumptions regarding general business and economic conditions, the supply and demand for, deliveries of, and the level and volatility of prices of, zinc, copper and steelmaking coal and other primary metals and minerals as well as oil, and related products, the timing of the receipt of regulatory and governmental approvals for our development projects and other operations, our costs of production and production and productivity levels, as well as those of our competitors, power prices, continuing availability of water and power resources for our operations, market competition, the accuracy of our reserve estimates (including with respect to size, grade and recoverability) and the geological, operational and price assumptions on which these are based, conditions in financial markets, the future financial performance of the company, our ability to attract and retain skilled staff, our ability to procure equipment and operating supplies, positive results from the studies on our expansion projects, our steelmaking coal and other product inventories, our ability to secure adequate transportation for our products, our ability to obtain permits for our operations and expansions, our ongoing relations with our employees and business partners and joint venturers. Assumptions regarding Quebrada Blanca Phase 2 are based on current project assumptions and the final feasibility study. Assumptions regarding Fort Hills are based on the approved project development plan, as revised including by the updated schedule and project cost projections and the assumption that the project will be developed and operated in accordance with that plan, assumptions regarding the performance of the plant and other facilities at Fort Hills and the operation of the project. Assumptions regarding the impact of foreign exchange are based on current commodity
38           Teck Resources Limited 2017 First Quarter News Release

prices. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause actual results to vary materially.

Factors that may cause actual results to vary materially include, but are not limited to, changes in commodity and power prices, changes in market demand for our products, changes in interest and currency exchange rates, acts of foreign governments and the outcome of legal proceedings, inaccurate geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral reserves and resources), unanticipated operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications or expectations, cost escalation, unavailability of materials and equipment, government action or delays in the receipt of government approvals, industrial disturbances or other job action, adverse weather conditions and unanticipated events related to health, safety and environmental matters), union labour disputes, political risk, social unrest, failure of customers or counterparties (including logistics suppliers) to perform their contractual obligations, changes in our credit ratings, unanticipated increases in costs to construct our development projects, difficulty in obtaining permits, inability to address concerns regarding permits of environmental impact assessments, and changes or further deterioration in general economic conditions. Our Fort Hills project is not controlled by us and construction and production schedules and costs may be adjusted by our partners.

Statements concerning future production costs or volumes are based on numerous assumptions of management regarding operating matters and on assumptions that demand for products develops as anticipated, that customers and other counterparties perform their contractual obligations, that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labour disturbances, interruption in transportation or utilities, adverse weather conditions, and that there are no material unanticipated variations in the cost of energy or supplies. Statements regarding anticipated steelmaking coal sales volumes and average steelmaking coal prices for the second quarter depend on timely arrival of vessels and performance of our steelmaking coal-loading facilities, as well as the level of spot pricing sales.

We assume no obligation to update forward-looking statements except as required under securities laws. Further information concerning risks and uncertainties associated with these forward-looking statements and our business can be found in our Annual Information Form for the year ended December 31, 2016, filed under our profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov) under cover of Form 40-F.

WEBCAST

Teck will host an Investor Conference Call to discuss its Q1/2017 financial results at 11:00 AM Eastern time, 8:00 AM Pacific time, on Tuesday, April 25, 2017. A live audio webcast of the conference call, together with supporting presentation slides, will be available at our website at www.teck.com. The webcast will be archived at www.teck.com

39           Teck Resources Limited 2017 First Quarter News Release

Teck Resources Limited

Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2017
(Unaudited)

Teck

Teck Resources Limited
Consolidated Statements of Income
(Unaudited)

	Three months ended March 31,
(CAD$ in millions, except for share data)	2017	2016

Revenues	$2,894	$1,698

Cost of sales	(1,707)	(1,543)
Gross profit	1,187	155

Other operating expenses
General and administration	(32)	(25)
Exploration	(10)	(11)
Research and development	(12)	(11)
Other operating income (expense) (Note 2)	12	10
Profit from operations	1,145	118

Finance income	3	8
Finance expense (Note 3)	(79)	(96)
Non-operating income (expense) (Note 4)	(145)	90
Share of income (losses) of associates and joint ventures	1	1
Profit before taxes	925	121

Provision for income taxes	(345)	(26)
Profit for the period	$580	$95

Profit attributable to:
Shareholders of the company	$572	$94
Non-controlling interests	8	1
Profit for the period	$580	$95
Earnings per share
Basic	$0.99	$0.16
Diluted	$0.97	$0.16

Weighted average shares outstanding (millions)	577.2	576.3

Shares outstanding at end of period (millions)	577.6	576.3
41           Teck Resources Limited 2017 First Quarter News Release

Teck Resources Limited
Consolidated Statements of Comprehensive Income (Loss)
(Unaudited)

	Three months ended March 31,
(CAD$ in millions)	2017	2016
Profit for the period	$580	$95

Other comprehensive income (loss) in the period
Items that may be reclassified to profit
Currency translation differences (net of taxes of $(9) and $(57))	(16)	(61)
Change in fair value of available-for-sale financial instruments (net of taxes of $(1) and $(2))	7	14
Share of other comprehensive loss of associates and joint ventures	(4)	–
	(13)	(47)
Items that will not be reclassified to profit
Remeasurements of retirement benefit plans (net of taxes of $(8) and $26)	26	(55)
Total other comprehensive income (loss) for the period	13	(102)
Total comprehensive income (loss) for the period	$593	$(7)

Total other comprehensive income (loss) attributable to:
Shareholders of the company	$14	$(99)
Non-controlling interests	(1)	(3)
	$13	$(102)

Total comprehensive income (loss) attributable to:
Shareholders of the company	$586	$(5)
Non-controlling interests	7	(2)
	$593	$(7)
42           Teck Resources Limited 2017 First Quarter News Release

Teck Resources Limited
Consolidated Statements of Cash Flows
(Unaudited)

	Three months ended March 31,
(CAD$ in millions)	2017	2016

Operating activities
Profit for the period	$580	$95
Depreciation and amortization	341	309
Provision for income taxes	345	26
Gain on sale of investments and assets	(11)	(16)
Foreign exchange gains	(12)	(88)
Loss on debt repurchase	178	–
Gain on debt prepayment options	(21)	–
Finance expense	79	96
Income taxes paid	(124)	(44)
Other	35	24
Net change in non-cash working capital items	(97)	(29)
	1,293	373
Investing activities
Property, plant and equipment	(356)	(298)
Capitalized production stripping costs	(152)	(159)
Expenditures on financial investments and other assets	(39)	(22)
Proceeds from the sale of investments and other assets	77	17
	(470)	(462)
Financing activities
Repayment of debt	(1,511)	(6)
Debt interest and finance charges paid	(176)	(209)
Issuance of Class B subordinate voting shares	7	–
Distributions to non-controlling interests	(13)	(1)
	(1,693)	(216)

Effect of exchange rate changes on cash and cash equivalents	(1)	(97)
Decrease in cash and cash equivalents	(871)	(402)
Cash and cash equivalents at beginning of period	1,407	1,887
Cash and cash equivalents at end of period	$536	$1,485
43           Teck Resources Limited 2017 First Quarter News Release

Teck Resources Limited
Consolidated Balance Sheets
(Unaudited)

	March 31,	December 31,
(CAD$ in millions)	2017	2016

ASSETS

Current assets
Cash and cash equivalents	$536	$1,407
Current income taxes receivable	84	97
Trade accounts receivable	1,437	1,585
Inventories	1,634	1,673
	3,691	4,762

Financial and other assets	1,067	1,034
Investments in associates and joint ventures	958	1,012
Property, plant and equipment	27,913	27,595
Deferred income tax assets	112	112
Goodwill	1,110	1,114
	$34,851	$35,629

LIABILITIES AND EQUITY

Current liabilities
Trade accounts payable and other liabilities	$1,598	$1,902
Current income taxes payable	292	199
Debt	83	99
	1,973	2,200

Debt	6,801	8,244
Deferred income tax liabilities	5,013	4,896
Deferred consideration	711	723
Retirement benefit liabilities	654	643
Other liabilities and provisions	1,489	1,322
	16,641	18,028
Equity
Attributable to shareholders of the company	18,039	17,442
Attributable to non-controlling interests	171	159
	18,210	17,601
	$34,851	$35,629

44           Teck Resources Limited 2017 First Quarter News Release

Teck Resources Limited
Consolidated Statements of Changes in Equity
(Unaudited)

	Three months ended March 31,
(CAD$ in millions)	2017	2016

Class A common shares	$7	$7

Class B subordinate voting shares
Beginning of period	6,637	6,627
Issued on exercise of options	10	–
End of year	6,647	6,627

Retained earnings
Beginning of period	10,183	9,174
Profit for the period attributable to shareholders of the company	572	94
Remeasurements of retirement benefit plans	26	(55)
End of period	10,781	9,213

Contributed surplus
Beginning of period	193	173
Share option compensation expense	4	5
Transfer to Class B subordinate voting shares on exercise of options	(3)	–

End of period	194	178

Accumulated other comprehensive income (loss) (Note 6(b))
Beginning of period	422	426
Other comprehensive income (loss)	14	(99)
Less remeasurements of retirement benefit plans recorded in retained earnings	(26)	55
End of period	410	382

Non-controlling interests
Beginning of period	159	230
Profit for the period attributable to non-controlling interests	8	1
Other comprehensive income (loss) attributable to non-controlling interests	(1)	(3)
Acquisition of AQM Copper Inc.	18	–
Other	–	(6)
Dividends or net distributions	(13)	(1)
End of period	171	221
Total equity	$18,210	$16,628

45           Teck Resources Limited 2017 First Quarter News Release

Teck Resources Limited
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)

1.	BASIS OF PREPARATION

We prepare our annual consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). These condensed interim consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting (IAS 34).
These condensed interim consolidated financial statements follow the same accounting policies and methods of application as our most recent annual financial statements. Accordingly, they should be read in conjunction with our most recent annual financial statements. On April 24, 2017, the Audit Committee of the Board of Directors authorized these financial statements for issuance.

2.	OTHER OPERATING INCOME (EXPENSE)

	Three months ended March 31,
(CAD$ in millions)	2017	2016

Settlement pricing adjustments	$38	$27
Share-based compensation (Note 6(a))	(24)	(27)
Environmental and care and maintenance costs	(19)	(17)
Social responsibility and donations	(1)	(16)
Gain on sale of assets	11	14
Commodity derivatives	46	35
Take or pay contract costs	(21)	(4)
Other	(18)	(2)
	$12	$10

3.	FINANCE EXPENSE
	Three months ended March 31,
(CAD$ in millions)	2017	2016

Debt interest	$112	$115
Letters of credit and standby fees	17	14
Net interest expense on retirement benefit plans	3	3
Accretion on decommissioning and restoration provisions	19	12
Other	2	5

	153	149
Less capitalized borrowing costs	(74)	(53)
	$79	$96

46           Teck Resources Limited 2017 First Quarter News Release

Teck Resources Limited
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)

4.	NON-OPERATING INCOME (EXPENSE)

	Three months ended March 31,
(CAD$ in millions)	2017	2016

Foreign exchange gains	$12	$88
Gain on debt prepayment options	21	–
Gain on sale of investments	–	2
Loss on debt repurchases (Note 5(a))	(178)	–
	$(145)	$90

5.	DEBT

(CAD$ in millions)	March 31, 2017		December 31, 2016
	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value

3.15% notes due January 2017 (US$34 million)	$–	$–	$45	$45
3.85% notes due August 2017 (US$16 million)	21	21	21	21
2.5% notes due February 2018 (US$22 million)	30	30	30	30
3.0% notes due March 2019 (US$84 million) (a)	111	114	372	375
4.5% notes due January 2021 (US$225 million) (a)	297	311	668	685
8.0% notes due June 2021 (US$130 million) (a)	172	189	866	963
4.75% notes due January 2022 (US$689 million) (a)	913	951	936	951
3.75% notes due February 2023 (US$670 million)	883	869	891	858
8.5% notes due June 2024 (US$600 million)	798	924	806	935
6.125% notes due October 2035 (US$609 million)	797	848	804	801
6.0% notes due August 2040 (US$491 million)	650	657	658	623
6.25% notes due July 2041 (US$795 million)	1,045	1,103	1,055	1,043
5.2% notes due March 2042 (US$399 million)	523	502	528	477
5.4% notes due February 2043 (US$377 million)	496	479	500	450
Antamina term loan due April 2020	30	30	30	30
Other	118	118	133	133
	6,884	7,146	8,343	8,420
Less current portion of long-term debt	(83)	(83)	(99)	(99)
	$6,801	$7,063	$8,244	$8,321

The fair values of debt are determined using market values, if available, and discounted cash flows based on our cost of borrowing where market values are not available. The latter are considered Level 2 fair value measurements with significant other observable inputs on the fair value hierarchy (Note 10).

47           Teck Resources Limited 2017 First Quarter News Release

Teck Resources Limited
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)

5.	DEBT, continued

a)	Note Purchases

On March 8, 2017, we purchased US$1.0 billion aggregate principal amount of our outstanding notes pursuant to cash tender offers. The principal amount of notes purchased was US$194 million of 3.00% notes due 2019, US$275 million of 4.50% notes due January 2021, US$520 million of 8.00% notes due June 2021 (June 2021 notes) and US$11 million of 4.75% notes due 2022. The total cost of the purchases, which was funded from cash on hand, including the premiums, was US$1.08 billion. We recorded a pre-tax accounting charge of $178 million ($132 million after-tax) in non-operating income (expense) (Note 4) in connection with these purchases. The accounting charge of $178 million included $61 million relating to the write-off of a portion of the prepayment option recorded in other assets for the June 2021 notes (Note 5(b)).

b)	Embedded Prepayment Options

The June 2021 notes and 2024 notes include prepayment options that are considered to be embedded derivatives. At March 31, 2017, these prepayment options are recorded as other assets on the balance sheet at fair values of $10 million and $88 million for the June 2021 notes and 2024 notes, respectively, based on current market interest rates for similar instruments and our credit spread. The value of the prepayment option relating to the June 2021 notes was reduced by $61 million as a result of the repurchase of a portion of these notes in the first quarter (Note 5(a)). For the three months ended March 31, 2017, the value of the prepayment options increased by $21 million, which has been recorded as a gain in non-operating income (expense) (Note 4).

c)	Revolving Facilities

At March 31, 2017, we had two committed revolving credit facilities in the amounts of US$3.0 billion and US$1.2 billion, respectively. The US$3.0 billion facility is available until July 2020 and is undrawn at March 31, 2017. The US$1.2 billion facility is available until June 2019 and has an aggregate of US$910 million in outstanding letters of credit drawn against it at March 31, 2017.

Under our US$3.0 billion and US$1.2 billion facilities, our uncommitted credit facilities and certain hedging lines, we have provided subsidiary guarantees for the benefit of the credit facilities. As a result our obligations under these agreements are guaranteed on a senior unsecured basis by Teck Metals Ltd, (TML), Teck Coal Partnership, Teck South American Holdings Ltd., TCL U.S. Holdings Ltd., Teck Alaska Incorporated and Teck Highland Valley Copper Partnership, each a wholly owned subsidiary of Teck.

Any amounts drawn under the committed revolving credit facilities can be repaid at any time and are due in full at maturity. Amounts outstanding under the US$3.0 billion facility bear interest at LIBOR plus an applicable margin based on our credit ratings, which is 225 basis points when our credit ratings are below investment grade. Amounts outstanding under the US$1.2 billion facility bear interest at LIBOR plus an applicable margin based on our leverage ratio. Based on our March 31, 2017 leverage ratio, the applicable margin is 275 basis points. Both facilities require that our total debt-to-capitalization ratio, which was 0.28 to 1.0 at March 31, 2017, not exceed 0.5 to 1.0.

When our credit ratings are below investment grade, we are required to deliver letters of credit to satisfy financial security requirements under power purchase agreements at Quebrada Blanca and transportation, tank storage and pipeline capacity agreements for our interest in Fort Hills. At March 31, 2017, we had an aggregate of US$798 million in letters of credit outstanding for these security requirements. These letters of credit will be terminated if and when we regain investment grade ratings or reduced if and when certain project milestones are reached.

48           Teck Resources Limited 2017 First Quarter News Release

Teck Resources Limited
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)

5.	DEBT, continued

We maintain uncommitted bilateral credit facilities primarily for the issuance of letters of credit to support our future reclamation obligations. As at March 31, 2017, we were party to various uncommitted credit facilities providing for a total of $1.35 billion of capacity and the aggregate outstanding letters of credit issued thereunder were $1.20 billion. In addition to the letters of credit outstanding under these uncommitted credit facilities, we also had stand-alone letters of credit of $337 million outstanding at March 31, 2017, which were not issued under a credit facility. These uncommitted credit facilities and stand-alone letters of credit are typically renewed on an annual basis.

We also have $234 million in surety bonds outstanding at March 31, 2017 to support current and future reclamation obligations.

6.	EQUITY
a)	Share-Based Compensation
During the first quarter of 2017, we granted 1,967,045 Class B subordinate voting share options to employees. These options have a weighted average exercise price of $27.78, a term of 10 years and vest in equal amounts over three years. The weighted average fair value of Class B subordinate voting share options issued was estimated at $8.32 per share option at the grant date using the Black-Scholes option-pricing model. The option valuations were based on an average expected option life of 4 years, a risk-free interest rate of 1.06%, a dividend yield of 2.20% and an expected volatility of 42%.

We have issued and outstanding deferred share units, restricted share units, performance and performance deferred share units (collectively referred to as units). Deferred and restricted share units are granted to both employees and directors. Performance and performance deferred share units are granted to employees only. During the first quarter of 2017, we issued 828,738 units to employees and directors. Deferred and restricted share units issued vest immediately for directors and vest in three years for employees. Performance and performance deferred share units vest in three years. Furthermore, the performance and performance deferred share units have performance vesting criteria that may result in 0% to 200% of units ultimately vesting. The total number of units outstanding at March 31, 2017 was 8,204,717.

Share-based compensation expense of $24 million (2016 – $27 million) was recorded for the three months ended March 31, 2017 in respect of all outstanding share options and units.

b)	Accumulated Other Comprehensive Income (Loss)

	March 31,	March 31,
(CAD$ in millions)	2017	2016

Currency translation differences	$377	$354
Unrealized gain on available-for-sale financial assets (net of tax of $(4) and $(4))	33	25
Share of other comprehensive income of associates and joint ventures	–	3
	$410	$382

49           Teck Resources Limited 2017 First Quarter News Release

Teck Resources Limited
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)

6.	EQUITY, continued
c)	Class A Share Conversion

Subsequent to March 31, 2017, 1,576,166 Class A common shares were converted into the same number of Class B subordinate voting shares. Class A common shares carry the right to 100 votes per share and Class B subordinate voting shares carry the right to one vote per share. As a result of this conversion, the percentage of total votes attached to outstanding Class A common shares has been reduced from 62.2% to 57.7%. Upon completion of this transaction, there were 7,777,304 Class A common shares and 569,873,311 Class B subordinate voting shares outstanding (representing 42.3% of total votes attached to all outstanding Teck shares).

7.	SEGMENTED INFORMATION
Based on the primary products we produce and our development projects, we have five reportable segments – steelmaking coal, copper, zinc, energy and corporate - which is the way we report information to our Chief Executive Officer. The corporate segment includes all of our initiatives in other commodities, our corporate growth activities and groups that provide administrative, technical, financial and other support to all of our business units. Other operating expenses include general and administration costs, exploration, research and development, and other operating income (expense). Sales between segments are carried out on terms that arm’s-length parties would use. Total assets does not include intra-group receivables between segments. Deferred tax assets and liabilities have been allocated amongst segments.

	Three months ended March 31, 2017
(CAD$ in millions)	Steelmaking Coal	Copper	Zinc	Energy	Corporate	Total

Segment revenues	$1,666	$513	$849	$–	$–	$3,028
Less: Inter-segment revenues	–	–	(134)	–	–	(134)
Revenues	1,666	513	715	–	–	2,894
Cost of sales	(686)	(470)	(551)	–	–	(1,707)
Gross profit (loss)	980	43	164	–	–	1,187
Other operating income (expenses)	(17)	18	8	(7)	(44)	(42)
Profit from operations	963	61	172	(7)	(44)	1,145
Net finance expense	(9)	(11)	(10)	(1)	(45)	(76)
Non-operating income (expenses)	(10)	–	(2)	–	(133)	(145)
Share of losses of associates and joint ventures	–	1	–	–	–	1
Profit before taxes	944	51	160	(8)	(222)	925
Capital expenditures	157	81	51	218	1	508
Goodwill	702	408	–	–	–	1,110
Total assets	14,972	9,528	3,655	4,332	2,364	34,851
Net assets	$9,679	$5,970	$2,497	$3,805	$(3,741)	$18,210

50           Teck Resources Limited 2017 First Quarter News Release

Teck Resources Limited
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)

7.	SEGMENTED INFORMATION, continued

	Three months ended March 31, 2016
(CAD$ in millions)	Steelmaking Coal	Copper	Zinc	Energy	Corporate	Total

Segment revenues	$665	$479	$635	$–	$–	$1,779
Less: Inter-segment revenues	–	–	(81)	–	–	(81)
Revenues	665	479	554	-	–	1,698
Cost of sales	(658)	(420)	(464)	(1)	–	(1,543)
Gross profit (loss)	7	59	90	(1)	–	155
Other operating income (expenses)	(29)	31	(7)	(1)	(31)	(37)
Profit (loss) from operations	(22)	90	83	(2)	(31)	118
Net finance expense	(5)	(3)	(7)	–	(73)	(88)
Non-operating income (expenses)	(4)	(1)	(7)	–	102	90
Share of income of associates and joint ventures	–	1	–	–	–	1
Profit (loss) before taxes	(31)	87	69	(2)	(2)	121
Capital expenditures	106	81	51	219	–	457
Goodwill	702	399	–	–	–	1,101
Total assets	14,437	9,402	3,267	3,562	3,147	33,815
Net assets	$10,037	$6,047	$2,458	$3,124	$(5,038)	$16,628

8.	CONTINGENCIES

We consider provisions for all our outstanding and pending legal claims to be adequate. The final outcome with respect to actions outstanding or pending as at March 31, 2017, or with respect to future claims, cannot be predicted with certainty. Significant contingencies not disclosed elsewhere in the notes to our financial statements are as follows:

Upper Columbia River Basin

Teck American Inc. (TAI) continues studies under the 2006 settlement agreement with the U.S. Environmental Protection Agency (EPA) to conduct a remedial investigation on the Upper Columbia River in Washington State. Residential soil testing within the study site has identified certain properties where remediation is required. TAI and EPA reached an agreement regarding the remediation to be undertaken in 2015, which has been completed, and additional sampling has been conducted which suggests that limited additional time-critical remediation will be required.

51           Teck Resources Limited 2017 First Quarter News Release

Teck Resources Limited
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)

8.	CONTINGENCIES, continued

The Lake Roosevelt litigation involving TML in the Federal District Court for the Eastern District of Washington continues. In September 2012, TML entered into an agreement with the plaintiffs, agreeing that certain facts were established for purposes of the litigation. The agreement stipulated that some portion of the slag discharged from TML’s Trail Operations into the Columbia River between 1896 and 1995, and some portion of the effluent discharged from Trail Operations, have been transported to and are present in the Upper Columbia River in the United States, and that some hazardous substances from the slag and effluent have been released into the environment within the United States. In December 2012, the Court found in favour of the plaintiffs in phase one of the case, issuing a declaratory judgment that TML is liable under the Comprehensive Environmental Response, Compensation, and Liability Act (CERCLA) for response costs, the amount of which will be determined in later phases of the case. In August 2016 the trial court judge ruled in favour of the Tribal plaintiffs awarding approximately $9 million in past response costs and that decision, along with certain other findings in the first phase of the case, is under appeal.

A District Court ruling in favour of plaintiffs on a motion seeking recovery from TML for environmental response costs, and in a subsequent proceeding, natural resource damages and assessment costs, arising from the alleged deposition of hazardous substances in the United States from aerial emissions from TML's Trail Operations was overturned on appeal in the Ninth Circuit in July 2016, with the result that alleged damages associated with air emissions are no longer part of the case.

A hearing with respect to natural resource damages and assessment costs is expected to follow after resolution of appeals with respect to issues raised in the first phase of the litigation and completion of the remedial investigation and feasibility study being undertaken by TAI.

There is no assurance that we will ultimately be successful in our defence of the litigation or that we or our affiliates will not be faced with further liability in relation to this matter. Until the studies contemplated by the EPA settlement agreement and additional damage assessments are completed, it is not possible to estimate the extent and cost, if any, of any additional remediation or restoration that may be required or to assess our potential liability for damages. The studies may conclude, on the basis of risk, cost, technical feasibility or other grounds, that no remediation other than some residential soil removal should be undertaken. If other remediation is required and damage to resources found, the cost of that remediation may be material.

9.	SEASONALITY OF SALES
Due to ice conditions, the port serving our Red Dog mine is normally only able to ship concentrates from July to October each year. As a result, zinc and lead concentrate sales volumes are generally higher in the third and fourth quarter of each year than in the first and second quarter. Depending on commodity prices, this could result in Red Dog’s profits and cash flows being higher in the last two quarters of the year as finished inventories are sold.

52           Teck Resources Limited 2017 First Quarter News Release

Teck Resources Limited
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)

10.	FAIR VALUE MEASUREMENTS

Certain of our financial assets and liabilities are measured at fair value on a recurring basis and classified in their entirety based on the lowest level of input that is significant to the fair value measurement. Certain non-financial assets and liabilities may also be measured at fair value on a non-recurring basis. There are three levels of the fair value hierarchy that prioritize the inputs to valuation techniques used to measure fair value, with Level 1 inputs having the highest priority. The levels and the valuation techniques used to value our financial assets and liabilities are described below:

Level 1 – Quoted Prices in Active Markets for Identical Assets

Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Cash equivalents and marketable equity securities are valued using quoted market prices in active markets. Accordingly, these items are included in Level 1 of the fair value hierarchy.

Level 2 – Significant Other Observable Inputs

Quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability.

Derivative instruments and embedded derivatives are included in Level 2 of the fair value hierarchy as they are valued using pricing models or discounted cash flow models. These models require a variety of inputs, including, but not limited to, market prices, forward price curves, yield curves, and credit spreads. These inputs are obtained from or corroborated with the market. Also included in Level 2 are settlements receivable and settlements payable from provisional pricing on concentrate sales and purchases because they are valued using quoted market prices for forward curves for copper, zinc and lead.

Level 3 – Significant Unobservable Inputs

Unobservable (supported by little or no market activity) prices.

We include investments in debt securities in Level 3 of the fair value hierarchy because they trade infrequently and have little price transparency. We review the fair value of these instruments periodically and estimate an impairment charge based on management’s best estimates, which are unobservable inputs.

53           Teck Resources Limited 2017 First Quarter News Release

Teck Resources Limited
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)

10.	FAIR VALUE MEASUREMENTS, continued

The fair values of our financial assets and liabilities measured at fair value on a recurring basis at March 31, 2017 and December 31, 2016 are summarized in the following table:

(CAD$ in millions)	March 31, 2017				December 31, 2016

	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets
Cash equivalents	$306	$–	$–	$306	$1,153	$–	$–	$1,153
Marketable equity securities	111	–	–	111	95	–	–	95
Debt securities	67	–	4	71	68	–	11	79
Settlements receivable	–	787	–	787	–	795	–	795
Derivative instruments and embedded derivatives	–	138	–	138	–	142	–	142
	$484	$925	$4	$1,413	$1,316	$937	$11	$2,264

Financial liabilities
Derivative instruments and embedded derivatives	$–	$23	$–	$23	$–	$27	$–	$27
Settlements payable	–	42	–	42	–	43	–	43
	$–	$65	$–	$65	$–	$70	$–	$70

For our non-financial assets and liabilities measured at fair value on a non-recurring basis, no fair value measurements were made as at March 31, 2017.

As at December 31, 2016, we measured certain non-financial assets at their recoverable amounts using a FVLCD basis, which is classified as a Level 3 measurement.

54           Teck Resources Limited 2017 First Quarter News Release